UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events.

On March 25, 2021, pursuant to certain securities purchase agreement with several accredited investors, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”), closed a registered direct offering (the “Registered Direct Offering”) of 4,000,000 ordinary shares of the Company (the “Shares”).

The Company received gross proceeds of approximately $18,000,000, before deducting offering expenses, and intends to use the net proceeds from the Offering for improving and expanding its existing business, working capital and other general working capital purpose. The Company may also use the proceeds to acquire certain assets that the Board of Directors may deem appropriate for the growth of the Company.

As previously disclosed in the Company’s current report on Form 6-K filed on March 23, 2021 with the U.S. Securities and Exchange Commission (the “SEC”), the Securities were registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective shelf registration statement on Form F-3 (File No. 333-230860), which was initially filed with the SEC on April 15, 2019, and was declared effective on April 29, 2019 (the “Shelf Registration Statement”), and the related base prospectus included in the Shelf Registration Statement. The Company filed the prospectus supplement for the Registered Direct Offering with the SEC on March 23, 2021.

Pursuant to Nasdaq Listing Rules, this Registered Direct Offering is aggregated with the registered direct offering closed on February 24, 2021. Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands do not require shareholder approval prior to the foregoing type of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into this Registered Direct Offering. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into this Registered Direct Offering. As required by Listing Rule 5615(a)(3), the Company will disclose in its Form 20-F each requirement of Listing Rule 5600 that it does not follow and describe the practice followed in the British Virgin Islands in lieu of such requirement.

This Form 6-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Company’s Annual Report on Form 20-F for the year ended September 30, 2020, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by law.

Financial Statements and Exhibits.

Exhibits

Exhibit Number	Description of Exhibit
5.1	Opinion of Mourant Ozannes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board